UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2025

Commission file number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of registrant’s name into English)

1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

Results of 2025 Annual Shareholders Meeting

On June 10, 2025, Magic Software Enterprises Ltd. (“we,” “us” or the “Company”) held its 2025 annual general meeting of shareholders (the “Meeting”) at the Company’s offices at Terminal Center, 1 Yahadut Canada Street, Or Yehuda 6037501, Israel. At the Meeting, our shareholders voted on the below-listed proposals, each of which is described in more detail in our notice and proxy statement for the Meeting (the “Notice” and “Proxy Statement”), which were attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that we furnished to the Securities and Exchange Commission (the “SEC”) on May 5, 2025.

Based on the presence in person or by proxy of holders of our outstanding ordinary shares constituting a quorum, each of the following Proposals (proposal 1 through 8 described in the Notice and Proxy Statement) were presented to our shareholders, with the following results based on the requisite majorities for approval of each such proposal under the Israeli Companies Law, 5759-1999 (the “Companies Law”):

1.	Re-election of Mr. Guy Bernstein, nominee to the Company’s board of directors (the “Board”), to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified; approved;

2.	Re-election of Ms. Naamit Salomon, to the Company’s Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified; approved;

3.	Re-election of Mr. Avi Zakay, to the Company’s Board, to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified; approved;

4.	Re-election of Mr. Sami Totah as an independent director of the Company to hold office until our next annual general meeting of shareholders and until his successor is duly elected and qualified; approved;

5.	Re-election of Mr. Ron Ettlinger to the Board as an external director of the Company, to hold office for a one-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”), and to approve the terms of his compensation: (present at the meeting 41,822,349 - 41,122,197 participants voted in favor of this proposal of which 18,000,163 are not controlling shareholders of the Company and do not have a conflict of interest, 695,255 participants voted against this proposal and 4,897 abstained); approved

6.	Re-election of Mr. Sagi Schliesser to the Board as an external director of the Company, to hold office for a one-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”), and to approve the terms of his compensation: (present at the meeting 41,822,349 - 41,211,989 participants voted in favor of this proposal of which 18,089,955 are not controlling shareholders of the Company and do not have a conflict of interest, 605,463 participants voted against this proposal and 4,897 abstained); approved

7.	To approve the re-appointment of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited, as our independent registered public accounting firm for the year ending December 31, 2025 and the additional period until our next annual general meeting of shareholders, and to authorize the Board and/or its audit committee to fix our accounting firm’s compensation; approved;

8.	To approve an updated Compensation Policy for our directors and officers: (present at the meeting 41,822,599 - 35,522,009 participants voted in favor of this proposal of which 12,429,975 are not controlling shareholders of the Company and do not have a conflict of interest, 6,241,912 participants voted against this proposal and 28,678 abstained); approved;

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magic Software Enterprises Ltd.

Date: June 10, 2025	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer

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